SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

COPANO ENERGY, L.L.C.
(Name of Issuer)

Common Units, no par value
(Title of Class of Securities)

217202100
(CUSIP Number)

Ronald Cami Vice President TPG Capital, L.P. 301 Commerce Street, Suite 3300 Fort Worth, TX 76102 (817) 871-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 21, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. ☐

Note.            Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 10 Pages)

______________________
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 217202100	13D	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS TPG Advisors VI, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 10,327,022 (See Items 3, 4 and 5)**
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 10,327,022 (See Items 3, 4 and 5)**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,327,022 (See Items 3, 4 and 5)**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.7% (See Item 5)*
14	TYPE OF REPORTING PERSON* CO

*
The calculation is based on 65,673,755 Common Units of Copano Energy, L.L.C. (“Copano”)  outstanding as of July 21, 2010, which figure is based on information set forth in the Series A Convertible Preferred Unit Purchase Agreement, dated July 21, 2010, by and between Copano and TPG Copenhagen, L.P. (“Copenhagen”), filed as Exhibit 10.1 to Copano’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 21, 2010.

**
Includes 10,327,022 Common Units of Copano issuable upon the conversion of 10,327,022 Series A Preferred Units of Copano. The Series A Preferred Units are convertible on a one-for-one basis subject to the Conversion Restrictions (as defined below) commencing on July 21, 2013.

CUSIP No. 217202100	13D	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Untited States of America
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 10,327,022 (See Items 3, 4 and 5)**
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 10,327,022 (See Items 3, 4 and 5)**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,327,022 (See Items 3, 4 and 5)**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.7% (See Item 5)*
14	TYPE OF REPORTING PERSON* IN

*
The calculation is based on 65,673,755 Common Units of Copano outstanding as of July 21, 2010, which figure is based on information set forth in the Series A Convertible Preferred Unit Purchase Agreement, dated July 21, 2010, by and between Copano and Copenhagen, filed as Exhibit 10.1 to Copano’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 21, 2010.

**
Includes 10,327,022 Common Units of Copano issuable upon the conversion of 10,327,022 Series A Preferred Units of Copano. The Series A Preferred Units are convertible on a one-for-one basis subject to the Conversion Restrictions (as defined below) commencing on July 21, 2013.

CUSIP No. 217202100	13D	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 10,327,022 (See Items 3, 4 and 5)**
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 10,327,022 (See Items 3, 4 and 5)**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,327,022 (See Items 3, 4 and 5)**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.7% (See Item 5)*
14	TYPE OF REPORTING PERSON* IN

*
The calculation is based on 65,673,755 Common Units of Copano outstanding as of July 21, 2010, which figure is based on information set forth in the Series A Convertible Preferred Unit Purchase Agreement, dated July 21, 2010, by and between Copano and Copenhagen, filed as Exhibit 10.1 to Copano’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 21, 2010.

**
Includes 10,327,022 Common Units of Copano issuable upon the conversion of 10,327,022 Series A Preferred Units of Copano. The Series A Preferred Units are convertible on a one-for-one basis subject to the Conversion Restrictions (as defined below) commencing on July 21, 2013.

Item 1.  Security and Issuer

This Schedule 13D (the “Schedule 13D”) relates to the Common Units, no par value (“Common Units”) of Copano Energy, L.L.C., a Delaware limited liability company (“Copano”).  The principal executive offices of Copano are located at 2727 Allen Parkway, Suite 1200, Houston, Texas, 77019.

Item 2.  Identity and Background

This Schedule 13D is being filed jointly on behalf of the following persons (each a “Reporting Person” and collectively, the “Reporting Persons”):  TPG Advisors VI, Inc., a Delaware Corporation ("Advisors VI"), David Bonderman and James G. Coulter. The business address of each Reporting Person is c/o TPG Capital, L.P., 301 Commerce Street, Suite 3300, Forth Worth, TX 76102.

The principal business of Advisors VI is serving as the sole ultimate general partner of related entities engaged in making investments in securities of public and private companies.

Advisors VI is the general partner of TPG Copenhagen, L.P., a Delaware limited partnership (“Copenhagen”).

Messrs. Bonderman and Coulter are directors, officers and sole shareholders of Advisors VI and directors and officers of other related entities.

The name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Advisors VI are listed on Schedule I hereto.

Each of Messrs. Bonderman, Coulter and the individuals referred to on Schedule I hereto is a United States citizen.

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 1 hereto.

During the past five years, none of the Reporting Persons (or, to the knowledge of each of the Reporting Persons, any of the persons listed on Schedule I hereto) (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Reference is made to the Series A Convertible Preferred Unit Purchase Agreement, dated as of July 21, 2010 (the “Purchase Agreement”), by and between Copano and Copenhagen, pursuant to which, on July 21, 2010, Copano issued and sold an aggregate of 10,327,022 of its Series A Convertible Preferred Units (“Series A Preferred Units”) to Copenhagen for a cash purchase price of $29.05 per Series A Preferred Unit (the “Unit Purchase Price”) in a privately negotiated transaction, for an aggregate purchase price of $300,000,000 (the “Purchase Price”). As a result of the Purchase Agreement, Copenhagen acquired direct ownership of the Series A Preferred Units.

The Purchase Price was funded by equity contributions of the limited partners of Copenhagen.

References to and descriptions of the Purchase Agreement set forth above in this Item 3 do not purport to be complete and are qualified in their entirety by reference to the full text of the Purchase Agreement which is attached as Exhibit 2 hereto and incorporated herein by this reference.

Item 4. Purpose of Transaction

The information set forth or incorporated by reference in Item 3 is hereby incorporated herein by reference.

Series A Preferred Units

Under Amendment No. 1 to the Fourth Amended and Restated Limited Liability Company Agreement of Copano, dated July 21, 2010 (“LLC Agreement Amendment No. 1”), commencing on July 21, 2013, the Series A Preferred Units will be convertible into Common Units of Copano on a one-for-one basis, provided that unless and until Copano’s unitholders approve the Series A Proposal (defined below),  (i) the Series A Preferred Units will be convertible into Common Units (on a one-for-one basis) in an amount not to exceed 19.9% of Copano’s then outstanding Common Units, and, with respect to any amount of such conversion that would exceed 19.9% of Copano’s then outstanding Common Units, the Series A Preferred Units will be convertible into new Class B Units of Copano on a one-for-one basis, and (ii) Copenhagen’s voting power will be limited to not more than 19.9% of Copano’s then outstanding Common Units (the “Common Unit Cap”).

Copano has agreed to cause its unitholders to consider the approval of: (i) the full convertibility of Series A Preferred Units into Common Units, and, if any Class B Units are then issued and outstanding, the automatic conversion of Class B Units into Common Units, and (ii) full voting rights for holders of Series A Preferred Units beyond the Common Unit Cap (the “Series A Proposal”).  If the Series A Proposal is approved by Copano’s unitholders, then the Series A Preferred Units will be fully convertible into Common Units when conditions described below are met and will vote with the Common Units (on an as-converted basis) without regard to the Common Unit Cap.

Copenhagen will be able to convert Series A Preferred Units into Common Units or Class B Units at any time after July 21, 2013, except that conversion will be prohibited to the extent that it would cause (on a pro forma basis) Copano estimated quarterly distributions over any of the succeeding four quarters to exceed its total distributable cash flow in that quarter (the “Pro Forma Restriction” and, together with the Common Unit Cap, the “Conversion Restrictions”).

Commencing on July 21, 2013, Copano also will have the option at any time to convert all or some of the Series A Preferred Units (including Series A Preferred Units issued as in-kind distributions) then outstanding into Common Units or Class B Units if (i) the daily volume-weighted average trading price of the Common Units on the national securities exchange on which the Common Units are listed or admitted to trading is greater than 130% of the Unit Purchase Price for 20 trading days out of the trailing 30-trading-day period prior to Copano’s notice of conversion and (ii) the average daily trading volume of Common Units on the securities exchange exceeds 500,000 Common Units for 20 trading days out of the trailing 30-day period ending two trading days before Copano’s notice of conversion.

Under LLC Agreement Amendment No. 1, subject to the limitations described above, the Series A Preferred Units have voting rights identical to the voting rights of the Common Units and will vote with the Common Units as a single class, such that each Series A Preferred Unit is entitled to one vote for each Common Unit into which such Series A Preferred Unit is convertible on each matter with respect to which Common Unit is entitled to vote.

Commencing with the quarter ending on September 30, 2010, Copenhagen, as of an applicable record date, shall be entitled to receive distributions (each, a “Series A Quarterly Distribution”), prior to any other distributions made in respect of any other securities of Copano, in an amount equal to the Series A Distribution Rate on all outstanding Series A Preferred Units. The “Series A Distribution Rate”  means (i) with respect to any portion of a Series A Quarterly Distribution for any quarter paid in any additional Series A Preferred Units issued in kind as a distribution (“PIK Units”), the amount per Series A Preferred Unit equal to 10.0% per annum (2.5% per quarter) of the Unit Purchase Price ($0.72625 per unit per quarter) (“Series A 10.0% Distribution Rate”) and (ii) with respect to any portion of any Series A Quarterly Distribution for any quarter paid in cash, an amount per Series A Preferred Unit equal to the greater of (a) the distribution per Common Unit declared by the Board with respect to such quarter and (b) the Series A 10.0% Distribution Rate.

For the quarter ending September 30, 2010, through and including the quarter ending June 30, 2013, Series A Quarterly Distributions shall be paid in PIK Units.  For the quarter ending September 30, 2013, through and including the quarter ending June 30, 2016, the Series A Quarterly Distributions may be paid in cash, in PIK Units or in a combination thereof, as determined by the Board of Directors in its sole discretion, but shall be paid in PIK Units absent an affirmative determination otherwise by the Board.  For any quarter ending September 30, 2016 or thereafter, each Series A Quarterly Distribution shall be paid in cash except to the extent (i) a holder of record of Series A Preferred Units (“Series A Unitholder”) requests (in a written communication received by the Company no later than fifteen (15) days after the end of the quarter in respect of which such Series A Quarterly Distribution is payable) that its Series A Quarterly Distribution be paid in PIK Units and (ii) the Board determines, in its sole discretion, that the Company will pay all or a portion of the requesting Series A Unitholder’s distribution in PIK Units.  The number of PIK Units to be issued in connection with any Series A Quarterly Distribution paid in PIK Units shall be determined by dividing (i) the product of the Series A 10% Distribution Rate multiplied by the number of Outstanding Series A Preferred Units, by (ii) the Unit Purchase Price.  Cash will be paid in lieu of any fractional PIK Units with the value of the fractional PIK Unit determined by reference to the Unit Purchase Price.

In the event of any liquidation and winding up of Copano or a sale, exchange or other disposition of all or substantially all of the assets of Copano, either voluntary or involuntary, the Series A Unitholders shall be entitled to receive, out of the assets of Copano available for distribution to the members of Copano or any assignees, prior and in preference to any distribution of any assets of Copano to the holders of any other class or series of securities of Copano, the positive value in each such holder’s capital account in respect of such Series A Preferred Units.

Class B Units

The Class B Units are a new class of non-voting equity security in the Company.  The holders of the Class B Units will be entitled to a quarterly distribution per Class B Unit equal to 110% of the quarterly cash distribution amount paid per Common Unit.  The Class B Units will rank junior to the Series A Preferred Units and pari passu with the Common Units of the Company with respect to distribution rights, and junior to the Series A Preferred Units and senior to the Common Units of the Company with respect to rights upon liquidation.

The Class B Units are non-voting, except that the Class B Units are entitled to vote as a separate class on any matter that adversely affects the rights or preferences of the Class B Units in relation to other classes of interests in the Company or as required by law.  The approval of a majority of the Class B Units will be required to approve any matter for which the holders of the Class B Units are entitled to vote.

 If the Series A Proposal is approved by the Company’s unitholders, then any outstanding Class B Units will convert automatically into Common Units.

 Composition of Copano’s Board of Directors

Pursuant to the Director Designation Agreement, effective as of July 21, 2010 (the “Director Designation Agreement”), by and between Copano and Copenhagen, the size of the board of directors of Copano was expanded by one member, and Copenhagen was granted the right to designate one person to be appointed by Copano to fill the vacancy.

 Copenhagen’s initial designee is Michael G. MacDougall, a partner of TPG Capital, L.P.  Mr. MacDougall was appointed to Copano’s Board of Directors on July 21, 2010.

Registration Rights Agreement

In connection with the Purchase Agreement, Copano and Copenhagen entered into a Registration Rights Agreement, dated July 21, 2010 (the “Registration Rights Agreement”). The Registration Rights Agreement provides that Copano will prepare and file up to two shelf registration statements for the resale of the Common Units into which the Series A Preferred Units and Class B Units may convert as soon as practicable following receipt of written notice from Copenhagen.  In addition, Copano has agreed to use commercially reasonable efforts to cause each shelf registration statement to be declared effective by the Securities and Exchange Commission no later than 180 days after its filing.  The Registration Rights Agreement also provides Copenhagen with rights that allow Copenhagen to include its Common Units in certain registered offerings for the Company’s own account.  The Registration Rights Agreement contains representations, warranties, covenants and indemnities that are customary for private placements by public companies.

As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management, or capital structure of Copano as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as acquiring additional securities of Copano or disposing of securities of Copano; entering into an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving Copano or any of its subsidiaries; selling or transferring a material amount of assets of Copano or any of its subsidiaries; changing the present Board of Directors or management of Copano, including changing the number or term of directors or filling any existing vacancies on Copano’s Board of Directors; materially changing the present capitalization or dividend policy of Copano; materially changing Copano’s business or corporate structure; changing Copano’s certificate of incorporation, bylaws or instruments corresponding thereto or taking other actions which may impede the acquisition of control of Copano by any person; causing a class of securities of Copano to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of Copano to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended (the “Securities Act”); and taking any action similar to any of those enumerated above.

Other than as described above, none of the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, without independent verification, any of the persons listed on Schedule I hereto, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

References to and descriptions of the Purchase Agreement, LLC Agreement Amendment No. 1 (attached as Exhibit 3 hereto), Director Designation Agreement (attached as Exhibit 4 hereto), and Registration Rights Agreement (attached as Exhibit 5 hereto) set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of each such agreement and which are incorporated herein by this reference.

Item 5.  Interest in Securities of the Issuer

The information contained on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4, and 6 are hereby incorporated herein by reference.

(a) The following disclosure assumes that there are a total of 65,673,755 Common Units of Copano outstanding as of July 21, 2010, which figure is based on information set forth in the Purchase Agreement, filed as Exhibit 10.1 to Copano’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 21, 2010.

(b) Pursuant to Rule 13d-3 under the Securities Act, the Reporting Persons may be deemed to beneficially own 10,327,022 Common Units of Copano issuable upon the conversion of the Series A Preferred Units owned by Copenhagen.  On an as-converted basis, the 10,327,022 Common Units, as of July 21, 2010, constituted approximately 15.7% of the outstanding Common Units of Copano.

As described in greater detail in Item 2 above, through their respective affiliation with Copenhagen, each of the Reporting Persons may be deemed to beneficially own any Common Units issuable upon conversion of the Series A Preferred Stock owned by Copenhagen.

(c)  Except as set forth in this Item 5, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof, has effected any transaction in the Series A Preferred Units during the past 60 days.

(d)  To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated by reference in Items 3, 4, and 5 is hereby incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

1.
Agreement of Joint Filing, as required by Rule 13d-1(k)(1) under the Act, dated as of July 3, 2008, by and among TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors IV, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors II, Inc., Tarrant Advisors, Inc., Tarrant Capital Advisors, Inc., TPG Asia Advisors II, Inc., TPG Asia Advisors V, Inc., TPG Olympic Advisors, Inc., David Bonderman and James G. Coulter. (incorporated by reference to Exhibit 1 to the Schedule 13D filed on August 10, 2009 by TPG Advisors V, Inc., David Bonderman and James G. Coulter).

2.
Series A Convertible Preferred Unit Purchase Agreement, dated as of July 21, 2010, between Copano Energy, L.L.C. and TPG Copenhagen, L.P. (incorporated by reference to Exhibit 10.1 to Copano’s Current Report on Form 8-K filed on July 21, 2010).

3.
LLC Agreement Amendment No. 1 to the Fourth Amended and Restated Limited Liability Company Agreement of Copano Energy, L.L.C, dated July 21, 2010, (incorporated by reference to Exhibit 3.1 to Copano’s Current Report on Form 8-K filed on July 21, 2010).

4.
Director Designation Agreement, dated as of July 21, 2010, between Copano Energy, L.L.C. and TPG Copenhagen, L.P. (incorporated by reference to Exhibit 10.2 to Copano’s Current Report on Form 8-K filed on July 21, 2010).

5.
Registration Rights Agreement, dated as of July 21, 2010, between Copano Energy, L.L.C. and TPG Copenhagen, L.P. (incorporated by reference to Exhibit 4.1 to Copano’s Current Report on Form 8-K filed on July 21, 2010).

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 2, 2010

TPG Advisors VI, Inc.

By:
Name: Ronald Cami Title: Vice President

David Bonderman

By:
Name: Ronald Cami on behalf of David Bonderman (1)

James G. Coulter

By:
Name: Ronald Cami on behalf of James G. Coulter (2)

(1)	Ronald Cami is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated July 1, 2010, which was previously filed with the Commission.

(2)	Ronald Cami is signing on behalf of Mr. Coulter pursuant to the authorization and designation letter dated July 1, 2010, which was previously filed with the Commission.

Schedule I

All addresses are c/o TPG Capital L.P., 301 Commerce Street, Suite 300, Fort Worth, TX 76102.

Name	Title

David Bonderman James G. Coulter John E. Viola Ronald Cami Jonathan J. Coslet David C. Reintjes G. Douglas Puckett Steven A. Willmann	President and Chairman of the Board
Senior Vice President and Director
Vice President and Treasurer
Vice President and Secretary
Vice President
Chief Compliance Officer and Assistant Secretary
Assistant Treasurer
Assistant Treasurer

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits
1.
Agreement of Joint Filing, as required by Rule 13d-1(k)(1) under the Act, dated as of July 3, 2008, by and among TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors IV, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors II, Inc., Tarrant Advisors, Inc., Tarrant Capital Advisors, Inc., TPG Asia Advisors II, Inc., TPG Asia Advisors V, Inc., TPG Olympic Advisors, Inc., David Bonderman and James G. Coulter.  (incorporated by reference to Exhibit 1 to the Schedule 13D filed on August 10, 2009 by TPG Advisors V, Inc., David Bonderman and James G. Coulter).

2.
Series A Convertible Preferred Unit Purchase Agreement, dated as of July 21, 2010, between Copano Energy, L.L.C. and TPG Copenhagen, L.P. (incorporated by reference to Exhibit 10.1 to Copano’s Current Report on Form 8-K filed on July 21, 2010).

3.
LLC Agreement Amendment No. 1 to the Fourth Amended and Restated Limited Liability Company Agreement of Copano Energy, L.L.C, dated July 21, 2010, (incorporated by reference to Exhibit 3.1 to Copano’s Current Report on Form 8-K filed on July 21, 2010).

4.
Director Designation Agreement, dated as of July 21, 2010, between Copano Energy, L.L.C. and TPG Copenhagen, L.P. (incorporated by reference to Exhibit 10.2 to Copano’s Current Report on Form 8-K filed on July 21, 2010).

5.
Registration Rights Agreement, dated as of July 21, 2010, between Copano Energy, L.L.C. and TPG Copenhagen, L.P. (incorporated by reference to Exhibit 4.1 to Copano’s Current Report on Form 8-K filed on July 21, 2010).